10029440

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aaron Capital Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Encintas Blvd
(No. and Street)

Encintas (City) California (State) 92024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Guiltinan (760) 632-1344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St, Suite 225 (Address) Granada Hills (City) California (State) 91344 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, ROBERT GUILTINAN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of AARON CAPITAL INCORPORATED., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CHIEF EXECUTIVE OFFICER
President
Title

Subscribed and sworn
to before me this
25th day of February 2010

Notary Public

ANTOINETTE MARIE PULCINI
Commission # 1781823
Notary Public - California
San Diego County
My Comm. Expires Jun 18, 2011

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA }
COUNTY OF San Diego }

On February 25, 2010, before me, Antoinette Marie Fulcini, personally appeared Robert Michael Guiltinan, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct

ANTOINETTE MARIE FULCINI
Commission # 1751823
Notary Public - California
San Diego County
MyComm. Expires Jun 18, 2011

WITNESS ~~my hand~~ and official seal.

Signature Antoinette Marie Fulcini (Seal)

OPTIONAL SECTION
CAPACITY CLAIMED BY SIGNER

Though statute does not require the Notary to fill in the data below, doing so may prove invaluable to persons relying on the document.

[ ] Individual

[ ] Corporate Officer(s) ____________________ Title(s)

[ ] Partner(s) [ ] Limited [ ] General

[ ] Attorney-In-Fact

[ ] Trustee(s)

[ ] Guardian/Conservator

[ ] Other ____________________

SIGNER IS REPRESENTING:

____________________ Name of Person or Entity

____________________ Name of Person or Entity

OPTIONAL SECTION

Though the date requested here is not required by law, it could prevent fraudulent reattachment of this form

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED BELOW

Title or Type of Document: ____________________

Number of Pages: ____________________ Date of Document: ____________________

Signer(s) Other Than Named Above: ____________________

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: AARON CAPITAL, INCORPORATED [0013]

SEC File Number: 8- 44000 [0014]

Address of Principal Place of Business: 320 ENCINITAS BLVD [0020]

ENCINITAS [0021] CA [0022] 92024 [0023]

Firm ID: 28583 [0015]

For Period Beginning 07/01/2009 [0024] And Ending 09/30/2009 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Robert M. Guiltinan [0030] Phone: (760)632-1344 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	29,607 [0200]		29,607 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	2,990 [0295]		
	B. **Other**	[0300]	[0550]	2,990 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts at market value.	[0460]	[0630]	0 [0880]
	A. **Exempted securities**			

		[0150]			
	B. Other securities				
		[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
	A. Exempted securities				
		[0170]			
	B. Other securities				
		[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market				
		[0190]			
	B Owned, at cost			[0650]	
	C Contributed for use of the company, at market value			[0660]	0 [0900]
9.	Investment in and receivables from affiliates subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property furniture, equipment leasehold improvements and rights under lease agreements at cost-net of accumulated depreciation and amortization		[0490]	1,918 [0680]	1,918 [0920]
11.	Other assets		[0535]	3,990 [0735]	3,990 [0930]
12.	TOTAL ASSETS		32,597 [0540]	5,908 [0740]	38,505 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased at market value		[1360]	0 [1620]
17 Accounts payable accrued liabilities expenses and other	3,415 [1205]	[1385]	3,415 [1685]
18. Notes and mortgages payable:			
A Unsecured	10,000 [1210]		10,000 [1690]
B Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1 from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured			

demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	13,415 [1230]	0 [1450]	13,415 [1760]

Ownership Equity

	Total
21 Sole proprietorship	[1770]
22 Partnership (limited partners ________ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	253,044 [1792]
C. Additional paid-in capital	82,636 [1793]
D. Retained earnings	-310,590 [1794]
E. Total	25,090 [1795]
F. Less capital stock in treasury	[1796]

24.	TOTAL OWNERSHIP EQUITY	25,090 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	38,505 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2009 [3932]	Period Ending 09/30/2009 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	7,309 [3935]
	b	**Commissions on listed option transactions**	[3938]
	c.	**All other securities commissions**	[3939]
	d.	**Total securities commissions**	7,309 [3940]
2.	Gains or losses on firm securities trading accounts		
	a	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		66,400 [3955]
5.	Revenue from sale of investment company shares		[3970]
6	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		29,169 [3975]
8.	Other revenue		[3995]
9.	Total revenue		102,878 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		41,000 [4120]
11.	Other employee compensation and benefits		35,808 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	**Includes interest on accounts subject to** ________	

	subordination agreements	[4070]	
14.	Regulatory fees and expenses		2,752 [4195]
15.	Other expenses		18,554 [4100]
16	Total expenses		98,114 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		4,764 [4210]
18.	Provision for Federal Income taxes (for parent only)		0 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		0 [4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		4,764 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		7,902 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. **(k)(1)--Limited business (mutual funds and/or variable annuities only)** ☐ [4550]

B. **(k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained** ☐ [4560]

C **(k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 42095 [4335A]	PENSON FINANCIAL SERVICES, INC [4335A2]	All [4335B]
8-___ [4335C]	______ [4335C2]	___ [4335D]
8-___ [4335E]	______ [4335E2]	___ [4335F]
8-___ [4335G]	______ [4335G2]	___ [4335H]
8-___ [4335I]	______ [4335I2]	___ [4335J]

D. **(k)(3)--Exempted by order of the Commission** ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		25,090 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		25,090 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		25,090 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	5,908 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-5,908 [3620]
7	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		19,182 [3640]
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f)):		
	A. **Contractual securities**	[3660]	

	commitments			
B	Subordinated securities borrowings		[3670]	
C.	Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3 Options		[3730]	
	4. Other securities		[3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	0 [3740]
10.	Net Capital			19,182 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	894 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	14,182 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	17,840 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A I liabilities from Statement of Financial Condition	13,415 [3790]

17.	Add:			
	A. **Drafts for immediate credit**		[3800]	
	B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
	C. **Other unrecorded amounts(List)**			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19	Total aggregate indebtedness			13,415 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 70 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)) which could be required by the lender on demand or in less than six months

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period			25,090 [4240]
	A	**Net income (loss)**		9,214 [4250]
	B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
	C	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance end of period (From item 1800)			34,304 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3	Balance beginning of period		[4300]
	A.	**Increases**	[4310]
	B	**Decreases**	[4320]
4.	Balance end of period (From item 3520)		0 [4330]